Exhibit k.4

Blackstone Real Estate Income Advisors L.L.C.

345 Park Avenue

New York, NY 10154

Blackstone Real Estate Income Fund II

345 Park Avenue, 42nd Floor

New York, NY 10154

Re:	Fee Waiver

Ladies and Gentlemen:

Blackstone Real Estate Income Advisors L.L.C. (the “Investment Manager”) and Blackstone Real Estate Income Fund II (the “Fund”) are parties to that certain Investment Management Agreement, dated as of January 24, 2014 (the “Investment Management Agreement”), pursuant to which the Fund is obligated to pay to the Investment Manager, among other things, a Management Fee calculated at the annualized rate of 1.50% of the Fund’s Managed Assets. Capitalized terms used but not defined herein have the meanings ascribed to them in the Investment Management Agreement.

This letter agreement (this “Agreement”) confirms the temporary waiver by the Investment Manager of a portion of the Management Fees payable by the Fund, as follows:

The Investment Manager hereby agrees to temporarily reduce its Management Fee to an annualized rate of 0.75% of the Fund’s Managed Assets effective from January 1, 2016 until December 31, 2016. The Investment Manager may, in its sole discretion and at anytime (including prior to December 31, 2016), elect to extend, terminate or modify its temporary waiver upon written notice to the Fund. If this Agreement is terminated before the end of any month, the Management Fee waiver for the part of the month before such termination shall be prorated. This Agreement will terminate automatically in the event of the termination of the Investment Management Agreement.

This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New York which are applicable to contracts made and entirely to be performed therein, without regard to the place of performance hereunder.

The Investment Manager understands and intends that the Fund will rely on this undertaking in preparing and filing a prospectus and other documents for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes as expressly permitted by the Investment Manager.

Blackstone Real Estate Income Advisors L.L.C.

By:	/s/ Randall S. Rothschild
Name:	Randall S. Rothschild
Title:	Authorized Signatory

Agreed and Accepted:

Blackstone Real Estate Income Fund II

By:	/s/ Leon Volchyok
Name:	Leon Volchyok
Title:	Chief Compliance Officer and Secretary